Mail Stop 4561

January 17, 2008

Via U.S. Mail and Facsimile 212.793.1969

Ms. Jennifer Magro
Chief Financial Officer and Director
Citigroup Fairfield Futures Fund L.P. II
c/o Citigroup Managed Futures LLC
731 Lexington Avenue
25th Floor
New York, NY 10022

> **Re:** **Citigroup Fairfield Futures Fund L.P. II**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-51282**

Dear Ms. Magro:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief